

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2024

Junjie Zhang
Chief Executive Officer
Chagee Holdings Limited
15/F, IFS Building 2, Hongxing Road
Jinjiang District, Chengdu, Sichuan
People's Republic of China, 610000

   Re: Chagee Holdings Limited
    Draft Registration Statement on Form F-1
    Submitted March 6, 2024
    CIK No. 0002013649

Dear Junjie Zhang:

  We have reviewed your draft registration statement and have the following comment(s).

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted March 6, 2024

Cover Page

1. Please consistently disclose on the cover page and throughout the prospectus whether you intend to take advantage of any "controlled company" exemptions from exchange listing requirements. In this regard, we note that you state in the prospectus summary, "If we rely on these exemptions...," while you disclose on page 59 that "currently [you] intend to rely on certain exemptions from corporate governance rules."

2. We note your statement that your structure, as a Cayman Islands holding company conducting operations through subsidiaries located in China and elsewhere, involves unique risks to investors. Please further acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for

sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

3. Where you discuss the legal and operational risks associated with being based in and having a significant portion of your operations in China, revise to make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, please elaborate on how recent statements and regulatory actions by China's government "with respect to matters such as cybersecurity, data privacy, antitrust and competition, foreign investments, and overseas listings" have or may impact your ability to conduct your business, accept foreign investments, or list on a U.S. or other foreign exchange. For example, disclose, as you do elsewhere, that you have undergone cybersecurity review with the Cyberspace Administration of China (CAC) and are required to undergo filing procedures with the China Securities Regulatory Commission (CSRC) in connection with this offering.

4. We note your disclosure that there were certain "cash transfers within [y]our group in connection with the Restructuring." Please revise to quantify the amounts of any transfers, dividends, or distributions that have been made to date between the holding company and its subsidiaries and provide a cross-reference to the consolidated financial statements. Additionally, discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in the prospectus summary, summary risk factors, and risk factors sections, as well. Also revise each discussion of cash transfers in the prospectus to clarify the identity of "our company" and "us"; in this regard, we note that you define "our company" and "us" as the holding company and subsidiaries, which does not provide adequate clarity in the context of such discussion.

5. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

6. Please amend your disclosure to state here, in the prospectus summary, and in the summary risk factors section, as you do on page 43, that to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide

cross-references to these other discussions. Additionally, given the inclusion of Hong Kong in this statement on page 43, please confirm whether and to what extent you have operations in Hong Kong, entities in your organizational structure organized under the laws of Hong Kong, and/or directors and officers located in Hong Kong.

Prospectus Summary, page 1

7.   Here and in the risk factor section, where you discuss Mr. Zhang's ownership of total voting power following the offering, revise to disclose, if true, that he will have the ability to determine the outcome of matters requiring shareholder approval.

Effectively Managed Teahouse Network, page 3

8.   Please balance your discussion of net revenues and net income by discussing your historical losses and working capital deficits. For example, we note that your net loss in fiscal 2022 and net working capital deficit as of December 31, 2022 are not acknowledged.

Market Opportunities, page 3

9.   Please explain in this section how you define the "freshly-made tea drinks market" and how it is distinguishable from other segments of the tea drinks industry in China.

Summary of Risk Factors
Risks Relating to Doing Business in China, page 5

10.   Please revise your description of the significant regulatory, liquidity, and enforcement risks associated with your corporate structure and operations in China to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. For each summary risk factor, please provide a cross-reference to the relevant individual detailed risk factor heading. In this regard, we note that this section cross-references only page numbers.

Recent Regulatory Developments
PRC CSRC Filing and Reporting Requirements, page 6

11.   We note your disclosure that you are subject to filing requirements with the CSRC in connection with this offering, pursuant to the Overseas Listing Filing Rules. Please revise to include as penalties of non-compliance warnings, required revision of filings, and fines.

Implications of the Holding Foreign Companies Accountable Act, page 7

12. Where you discuss that trading in your securities may be prohibited if the PCAOB determines that it cannot inspect or investigate completely your auditor for two consecutive years, please revise to further disclose that as a result, an exchange may determine to delist your securities. Additionally, please revise here, on the cover page, and in your risk factors to reflect that the Holding Foreign Companies Accountable Act was amended by the Consolidated Appropriations Act, 2023.

Permissions Required from the PRC Authorities for Our Operations and This Offering, page 8

13. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from any governmental agency, other than the CSRC and CSC, that is required to approve your operations. State affirmatively whether you and your subsidiaries have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Revise your statement that your PRC subsidiaries "have obtained all material requisite licenses and permits...that are necessary for their business operations" so that it is not qualified by materiality. Lastly, we note your disclosure regarding consequences if you inadvertently conclude that any permission or approval is not required. Expand this discussion to describe consequences to you and your investors if you or your subsidiaries do not receive or maintain requisite permissions or approvals or if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

14. Please clarify whether you have relied upon an opinion of counsel with respect to each conclusion regarding permissions and approvals from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. For example, you state that your PRC legal counsel has "advised [you]" with respect to the conclusion that you are not required to obtain permissions and approvals aside from those disclosed, but it is unclear whether this advice constitutes a formal opinion and whether you are relying on counsel's opinion with respect to the affirmative conclusion that you "have obtained all material requisite licenses and permits" from PRC regulatory authorities for your business operations in China. If you are not relying upon an opinion of counsel with respect to any such conclusions, state as much and explain why such an opinion was not obtained. Further, revise to name your PRC counsel wherever they are referenced.

Our History and Corporate Structure, page 8

15. Revise the diagram of the company's corporate structure to identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted, as well as the entities/persons that own Chagee Holdings Limited. Also relocate this section so that the diagram is provided early in the prospectus summary. Additionally, please affirmatively state, if true, that you do not use a variable

interest entity (VIE) structure. Finally, in appropriate places, including the diagram, please disclose the identity of any wholly foreign-owned enterprises within your organization.

Cash Flows through Our Organization, page 9

16.   We note your disclosure that there were certain "cash transfers within [y]our group" during the year ended December 31, 2022 and the nine months ended September 30, 2023. Please revise to quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Provide cross-references to the consolidated financial statements. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Conventions which Apply to This Prospectus, page 11

17.   Please tell us whether unfulfilled, cancelled, and/or returned orders, and value-added taxes are included in the gross merchandise value (GMV) measure. If so, revise the description to state as such and to include the unfulfilled, cancelled, and/or returned order amounts and value-added tax amounts in total for periods presented wherever GMV is disclosed. In addition, tell us the amounts of shipping charges included in the GMV for the periods presented.

Our Summary Consolidated Financial and Operating Data
Key Operating Data, page 18

18.   We note that certain of your performance metrics, such as same store GMV growth, take into consideration your overseas locations, while others, such as average monthly GMV per teahouse, do not. Please provide narrative disclosure highlighting this difference. Additionally, where you present quantified performance metrics elsewhere in the prospectus, including pages 2 and 95, revise to indicate which metrics include overseas operations and which exclude them.

Risk Factors
Risks Relating to Our Business and Industry
Our limited operating history may not be indicative..., page 20

19.   Please revise to acknowledge that the "rapid growth" referenced here was concentrated in fiscal 2023 and identify any material factors that contributed to the pace of your expansion in such period. In this regard, we note from page 105 that between commencing operations in 2017 and December 31, 2022, 1,087 teahouses were opened, then in fiscal 2023 the number of teahouses more than tripled.

<u>We may not be successful in operating the company-owned and franchised..., page 24</u>

20.   You state here that you "directly manage" 129 franchised teahouses in addition to 39 company-owned teahouses, but this figure is not provided elsewhere in the filing. Please revise throughout to consistently disclose that you manage a total of 168 teahouses, encompassing both owned and franchised stores. Clarify whether operational data presented as applicable to you, such as the number of employees disclosed on page 115, takes company-operated, franchised teahouses into account.

<u>Overall Tightening of the Labor Market..., page 36</u>

21.   You disclose on page 37 that you have not made full contributions to social insurance system and other employee benefits for your employees. Please disclose the amounts not contributed to date. Please tell us whether you have accrued for all liabilities related to social insurance system and other employee benefits for all periods presented. If not, tell us the amounts and periods for which you are under-accrued and why you have not accrued for all your social insurance system and other employee benefits liabilities.

<u>Risks Relating to Doing Business in China, page 39</u>

22.   Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

23.   In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please expand your disclosure to explain in further detail how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

<u>Enforceability of Civil Liabilities, page 68</u>

24.   If any of your directors, officers, or members of senior management are located in the PRC or Hong Kong, please revise to state that is the fact and identify the relevant individuals and their location(s).

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Nine Months Ended September 30, 2022 Compared to the Nine Months Ended September 30, 2023
Net revenues, page 77

25. You attribute the increase in net revenues from both your franchised teahouses and company-owned teahouses to the expansion of your teahouse network and improved performance of teahouses through increased average monthly GMV. Given net revenues increased by 984% from your franchised teahouse and 216% from company-owned teahouses, the number of your teahouses only increased by 258% for franchised teahouses and 21% for company-owned teahouses, and the average monthly GMV per teahouse only increased by 167%, please revise to provide a more robust disclosure regarding all material reasons, factors, events, transactions, and/or economic changes for your revenue increases. In doing so, describe and quantify the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services and ensure that the identified reasons/factors adequately explain the extent of the increase. In addition, consider providing information and analysis regarding changes in revenues by geographical region to the extent relevant and material. Refer to Item 5 of Form 20-F and Item 4(a) of Form F-1.

26. Net revenues from company-owned teahouses as a percentage of total net revenues decreased to 6.3% for the nine months ended September 30, 2023 compared to 18.8% for the same period in 2022. Please tell us and revised to disclose the underlying reason for this change and whether this is a trend that reasonably likely to have an impact on future results.

Total operating expenses
Company-Owned Teahouse Operating Costs, page 78

27. You attribute the increase in company-owned teahouse operating costs for the nine-months ended September 30, 2023 to the expansion of your company-owned teahouse network. Your net revenues from company-owned teahouses increased 216% in 2023 whereas your company-owned teahouse operating costs only increased 82% in the same period. Please revise to explain this difference between respective increases and provide the underlying trends, factors, events, or transactions that caused the change in the relationship between costs and revenues.

Business
Modernity Powered by Technology, page 96

28. We note the emphasis on the role of technology and digitalization within your business both here and throughout the prospectus. For example, you state that you "use advanced

extraction technology" to achieve a "differentiated" tea taste, have "co-develop[ed] automated tea-making machines," and have digitalized operations so that you and your franchise partners can "run teahouses online." Please provide further detail on the nature of your technological capacities and explain the extent to which the technologies you describe are proprietary and covered by patents or other intellectual property protections, versus third-party platforms, software, or other systems upon which you rely. Make conforming revisions where you discuss technologies, digitalization, and automation elsewhere. In this regard, as an example of disclosure that should be addressed, you state on page 21, "Our recipes are not proprietary...," while on page 99 you refer to "our proprietary tea drinks recipe parameters."

Effectively Managed Franchise Model Empowering Franchise Partners, page 99

29. Please disclose the number of franchise partners with which you have entered into franchise contracts and describe the extent to which you are dependent on any particular franchise partners, as customers from which you receive fees and other payments. Refer to Item 4(a) of Form F-1 and Item 4.B(6) of Form 20-F. In this regard, we note your disclosure on page 88 that one customer represented more than 10% of your net accounts receivable as of December 31, 2022 and September 30, 2023. Provide this information in your risk factor disclosure as well.

The Chagee Teahouse Network
Our Rapidly Growing Teahouse Network, page 104

30. Expand your geographical breakdown of teahouse locations to cover the last three financial years and to identify the "overseas locations" referenced in the table. Refer to Item 4(a) of Form F-1 and Item 4.B(2) of Form 20-F. Further, please contextualize your statement that you "intend to further expand and densify [y]our teahouse network" by estimating how long your recent growth rate within the China market will remain sustainable if continued, as well as identifying any known overseas markets into which you intend to expand. Lastly, please clarify whether there are franchise contracts or other definitive agreements in place with respect to the "additional 460 teahouses currently in development" that you reference here.

Teahouse Management
Franchise Network Management, page 108

31. Please expand the discussion of your "managed franchise model" to disclose all material terms of your franchising arrangements. As examples only, please address:
   • whether your franchise partners have termination rights under the franchise contracts;
   • whether franchise partners must meet any threshold financial requirements or qualifications;
   • whether you are obligated to provide financing to your franchise partners under any circumstances; and

- any indemnification provisions of the franchise contracts.

Also file a form of such agreement as an exhibit, or tell us why you are not required to do so.

Facilities, page 115

32. We note that the properties disclosed in this section appear limited to "office space," while elsewhere you disclose that you have "28 warehouses located across China," as well as company-owned and operated teahouses. Please revise to provide the information called for by Item 4.D of Form 20-F, pursuant to Item 4(a) of Form F-1, with respect to such properties or explain why you are not required to do so.

Principal Shareholders, page 137

33. Please revise to present percentage of ownership of Class A ordinary shares and Class B ordinary shares on a disaggregated basis. Additionally, please revise to identify the natural person with voting and/or dispositive control over the shares held by each of Congbi Qiushi Entities and Fosun Entities.

Related Party Transactions, page 140

34. Please confirm whether you have provided all of the disclosure required by Item 7.B of Form 20-F pursuant to Item 4(a) of Form F-1, or revise as appropriate. In this regard, you state that you "historically" held minority interests in certain franchised teahouses but do not provide information on the nature and extent of these transactions. We further note disclosure of certain "bridge loans" to shareholders on page F-33 that are not addressed here. To the extent that these or other transactions constitute related party transactions that occurred from the beginning of your preceding three financial years up to the date of the prospectus, revise to provide all of the information called for by Item 7.B. Additionally, for the transactions and arrangements that you disclose in this section, including by cross-reference, please revise to identify all related parties.

Notes to the Consolidated Financial Statements
2. Significant Accounting Policies
(p) Revenue Recognition
1) Revenue from Franchised Teahouses
Franchising and Other Services, page F-19

35. On page F-20, you disclose your determination that the consideration and incentives provided to the franchised teahouses should be presented within assets and be recorded as a reduction in the future sales of product revenues. Please tell us, in sufficient detail, how you present considerations and incentives provided to the franchised teahouses within assets and how you determined this accounting was appropriate including any relevant authoritative accounting guidance you utilized to arrive at your conclusion.

3) Membership Programme, page F-20

36.   Please tell us the contract liabilities balances of customer loyalty program as of periods presented. The summary of significant changes to the contract liabilities balances disclosed on page F-31 does not appear to include the contract liabilities attributable to your customer loyalty program. Refer to ASC 606-10-50-8.

(ae) Segment Reporting, page F-23

37.   Please tell us and revise to disclose explicitly how many operating segments you have. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segment.

5. Inventories, page F-26

38.   It appears Goods Held for Resale line in the tabular disclosure captures multiple categories/types of inventory — e.g. raw materials, packaging, teahouse equipment, and other supplies. Given your risk factor of potential food spoilage as disclosed on page 28, please revise to present Goods Held for Resale amounts into major categories of inventories. Refer to Rule 5-02.6 of Regulation S-X.

11. Accrued Expenses and Other Current Liabilities, page F-29

39.   Based on the tabular disclosure on page 73, the number of franchised teahouses as of September 30, 2023 increased 146% compared to that as of December 31, 2022. Given the percentage increase of franchised teahouses and the fixed amount you collect as franchise deposit from your franchise partners, please tell us why your franchise deposits only increased by 98% as of September 30, 2023 compared to 2022 fiscal year end.

12. Leases, page F-29

40.   Given you have 39 company-owned teahouses in leased buildings and/or locations, please revise your first sentence in the first paragraph of this note to disclose that you have operating leases for company-owned teahouses in addition to your corporate offices.

13. Net Revenues, page F-30

41.   Given you have contract liabilities arising from advanced payments for supply chain goods and franchise related service fees, and customer loyalty program in addition to upfront franchise fees, please revise the second paragraph on page F-31 to disclose all sources of contract liabilities. In addition, please tell us why there are no activities related to customer loyalty program contact liabilities in the summary of significant changes to the contract liabilities on page F-31. In this regard, you disclose on page F-20 that you allocate certain amounts related to customer loyalty program award points to contract liabilities.

15. Taxation
(a) Enterprise Income Tax ("EIT"), page F-33

42. In the statutory income tax reconciliation table on page F-34, you disclose that your effective income tax rates were 19.28% and 20.12% for the periods ended December 31, 2022 and September 30, 2022. Given you had net losses and income tax benefits for those periods, please tell us how you calculated positive effective income tax rates for the periods, or revise. In this regard, you disclose you had a negative 20.1% effective tax rate for the nine months ended September 30, 2022 on page F-36.

16. Share Based Compensation Expenses, page F-36

43. You disclose the options granted under your 2021 share option plan have a nominal exercise price. Please revise to disclose weighted-average exercise prices for all groups of share options specified in ASC 718-10-50-2(c)(1) and 50-2(e).

44. You disclose on page F-38 that certain number of Class A and Class B ordinary shares held by certain shareholders were exchanged at a premium for Series B preferred shares. Please revise to disclose the number of grantees affected in accordance with ASC 718-10-50-2(h)(2)(ii).

17. Ordinary Shares, page F-38

45. You disclose on page F-38 that 745,266 Class A and 1,610,888 Class B ordinary shares held by certain shareholders were exchanged at a premium for Series B preferred shares in July 2023. It appears to be inconsistent with your disclosure on page F-39 that these Class A and Class B ordinary shares held by certain shareholders were sold to certain preferred shareholders at a premium and such ordinary shares were redesigned to Series B preferred shares. Please revise to reconcile the difference.

18. Convertible Redeemable Preferred Shares
(a) Preferred Shares of Beijing Chagee
Voting Rights, page F-40

46. It appears the sentence contained herein is incomplete. Please revise.

General

47. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act.

       Please contact Stephen Kim at 202-551-3291 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Li He